UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

MICROMET, INC.

(Name of Subject Company)

MICROMET, INC.

(Name of Person Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

59509C105

(CUSIP Number of Class of Securities)

Christian Itin, Ph.D.

President and Chief Executive Officer

Micromet, Inc.

9201 Corporate Boulevard, Suite 400,

Rockville, MD 20850

(240) 752-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian Plaza, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to Schedule 14D-9 previously filed by Micromet, Inc., a Delaware corporation (“Micromet” or the “Company”), with the Securities and Exchange Commission on February 2, 2012, February 6, 2012, February 10, 2012, February 15, 2012 and March 1, 2012, respectively, relating to the offer by Armstrong Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation, to purchase all the issued and outstanding shares of Micromet’s common stock, $0.00004 par value per share (together with the preferred stock purchase rights), at a price of $11.00 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“Announcement of Results of Initial Offering; Commencement of Subsequent Offering Period

At 12:00 midnight, New York City time, at the end of Thursday, March 1, 2012, the initial offering period for the Offer expired as scheduled. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Amgen and Purchaser that, as of the expiration date of the Offer, a total of 80,025,097 Shares had been validly tendered and not withdrawn pursuant to the Offer, which tendered Shares represent approximately 83.95 percent of the outstanding Shares. As a result, the minimum condition set forth in the Merger Agreement has been satisfied. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Depositary has also advised Amgen that it has received commitments to tender 3,150,586 additional Shares under the guaranteed delivery procedures described in the Offer, representing approximately 3.31 percent of the outstanding Shares.

Purchaser has commenced a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act. The subsequent offering period will expire at 12:00 midnight, New York City time, at the end of March 6, 2012. Any Shares validly tendered during the subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same Offer Price of $11.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that Shares tendered during the subsequent offering period may not be withdrawn.

Following completion of the subsequent offering period, Amgen and Purchaser intend to complete the acquisition of Micromet through the Merger. Micromet stockholders who do not tender their Shares in the Offer will not receive payment for their Shares until following the completion of the Merger.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ.”

Item 9. Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(1)(J)	Press Release issued by Amgen Inc. on March 2, 2012 (incorporated by reference to Exhibit (a)(5) to the Schedule TO/A filed by Amgen Inc. and Armstrong Acquisition Corp. on March 2, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROMET, INC.

By:	/s/ Matthias Alder

Name:	Matthias Alder

Title:	Senior Vice President Administration, General Counsel & Secretary

Dated:	March 2, 2012